

IMPERIAL





05007784

2 May 2005

Miss A Kein
Stop 3 – 4
Office of International Corporate Finance
Securities & Exchange Commission
WASHINGTON DC 20549 USA

Imperial One Intl Ltd

SUPPL

Dear Anne,

RE: ADR FACILITY

Please find enclosed a copy of the Company's Third Quarter Activities & Cashflow Report lodged with the Australian Stock Exchange Limited on 29 April 2005.

This announcement has been lodged with the Securities Commission with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Yours faithfully

D L Hughes
Secretary

5/12

Imperial One Limited ACN 002 148 361 • Level 2, 131 Macquarie Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 2550



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 29/04/2005

TIME: 16:51:32

TO: IMPERIAL ONE LIMITED

FAX NO: 02-9251-0244

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Third Quarter Activities & Cashflow Reports

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PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Fran Stewart

From:	ASX.Online@asx.com.au
Sent:	Friday, 29 April 2005 4:52 PM
To:	Fran Stewart
Subject:	IMP - ASX Online e-Lodgement - Confirmation of Release



226917.pdf (326 KB)

ASX confirms the release to the market of Doc ID: 226917 as follows:
Release Time: 29-Apr-2005 16:51:22
ASX Code: IMP
File Name: 226917.pdf
Your Announcement Title: Quarterly Activities & Cashflow Report to 31 March 2005



IMPERIAL

QUARTERLY REPORT TO 31 MARCH 2005

TO THE AUSTRALIAN STOCK EXCHANGE LIMITED UNDER LISTING RULE 5.2

The following summarises the operations of Imperial One Limited for the period ended 31 December 2004.

Litigation – Rupert Company Limited

The Company continues in its efforts to enforce the judgements for costs against Rupert Company and has appointed Patel Sharma, a Fijian based law firm, to undertake enforcement proceedings as Rupert Company is registered in Fiji.

Bemax Resources NL

The Company holds 5.3% of the issued capital of Bemax Resources NL. That Company's ASX Quarterly Activities Report for the March 2005 period follows.

HIGHLIGHTS

- Construction of Pooncarie Project commenced (January 2005).
- Project Facilities Agreement executed with ABN AMRO Bank NV (Australian Branch) and Australia and New Zealand Banking Group Limited providing a facility of up to A$108 million.
- Key construction contracts for Pooncarie Project executed.
- New resource discovery in the Murray Basin.
- Increasing market demand for products.
- A$12.7 million operating profit reported.
- Production figures for quarter on target.
- Ludlow mine operations consolidated.
- Tutunup mine life extended.

CORPORATE

The focus for the quarter has been on documentation of debt funding and finalisation of key Pooncarie Project construction contracts.

On 28 February 2005 the Company executed a Project Facilities Agreement ("the PFA") with ABN AMRO Bank N.V. (Australian Branch) and Australia and New Zealand Banking Group Limited to formalise the Term Sheets accepted by the Company on 14 October 2004. The PFA provides the Company with finance facilities of up to A$108 million including a Construction Facility of A$88 million a Bank Guarantee Facility of A$15 million and a Cost Overrun Facility of A$5 million.

The Company has achieved the finalization of negotiations and execution of a number of key contracts for the development of its Pooncarie Project in the Murray Basin. These contracts include:

- Ausenco Limited ('Ausenco') for delivery of the Broken Hill mineral separation plant;
- Roche Mining (MT) ('Roche') for delivery of the wet concentration plant;
- Basin Sands Logistics for the haulage of the heavy mineral concentrate from the Ginkgo mine site to the Broken Hill mineral separation plant for processing; and
- Consolidated Plant and Quarries Pty Ltd for construction of the haul road from the mine site.

Roche and Ausenco were engaged by Bemax in late 2004 and have been working since that time on a program for commissioning of the wet concentration plant in December 2005 and the mineral separation plant in January 2006. Both of these contractors are on schedule.

During the quarter the Company also prepared and implemented several new company policies in accordance with the principles of corporate governance best practice published by the ASX Corporate Governance Council ("the Council"). In line with the Council's recommendations the Company has included a section dedicated to corporate governance on the Company's website at www.bemax.com.au. Detailed summaries of the Company policies are now available within the Corporate Governance section of the website.

POONCARIE MINERAL SANDS PROJECT

The quarter for the Pooncarie Project team has seen the ongoing Ginkgo mine pit excavation, road construction and construction camp development work, which commenced in accordance with the Company's target schedule in January. Finalisation of project permits and consents and the negotiation and

execution of major construction contracts have also progressed well during the quarter.

Site works for the Broken Hill mineral separation plant are scheduled to commence in the next week. The Pooncarie Project schedule remains on target for commissioning in late 2005. The Company's customers, in what can only be described as a buoyant mineral sands market, continue to be supportive of the Company and its development program.

EXPLORATION AND DEVELOPMENT

In addition to the Pooncarie Project development activities, the Company has continued to run a focused and well funded exploration program in the Murray Basin to add to Bemax's present 61.9Mt inventory in the region. The discovery of the recently announced Campaspe deposit is a rewarding result of that program. Drilling in areas surrounding the Campaspe deposit has also returned promising results.

Campaspe

The Campaspe deposit is situated 45km northeast of Prungle on the Willandra East Exploration Licence 5359. A preliminary drilling program was completed over Campaspe in February to test the dimensions of mineralisation. Drill lines are spaced between 1.5 and 3km apart and drill holes between 40 and 80m apart. An Inferred Resource has been estimated for Campaspe at 110 Mt @ 4.26% HM (4.7Mt contained HM). Initial mineralogy of Campaspe shows Rutile 12%, Zircon 18% and Ilmenite 62%. Further mineralogical analysis is currently in progress. Drilling has also resumed over the Campaspe deposit and is also in progress in the immediate area around Campaspe following up previously intersected mineralisation.

Snapper

Reserve drilling over the Snapper deposit commenced in January. A total of 13,810m of drilling in 240 drill holes were completed during the quarter. Data collection during the programme has indicated results consistent with those of previous drilling programmes. Samples will be treated through the lab over the coming months.

Ginkgo

Infill drilling over Ginkgo was completed during the quarter. The total drilling over Ginkgo during the infill drilling campaign was 6,580m in 104 holes, including holes from December 2004. The infill drilling confirmed earlier drilling results.

Tenement	Holes	Metres
MLA 210 Snapper	240	13811
EL6108	26	1454
ML 1504 (Ginkgo)	33	2028
EL5359	59	3481
Total	**358**	**20773**

WEST AUSTRALIAN OPERATIONS

The Ludlow mine operations continued during the period following commissioning of the wet concentration plant in December 2004. Plant modifications and upgrades resulted in key operating and production parameters being achieved towards the end of the quarter. Further environmental audits were carried out internally and by the Department of Environment. In all cases the project was found to be in compliance with all regulations and license conditions.

In other activities, rehabilitation of Yarloop and Sandalwood mine sites continued and the approval process for the Gwindinup Project progressed. An Addendum to the Consultative Environmental Report (CER) was issued for public review and responses to submissions presented to the Environmental Protection Authority. A positive recommendation from the Authority to the Minister for the Environment is expected during the second quarter of 2005. Decommissioning of the Jangardup plant was completed during the quarter and rehabilitation activities continued.

Production

Mining operations at the Ludlow and Tutunup mine sites produced 57,062 tonnes of HM concentrate from a total of 716,964 tonnes of ore mined.

Mining at Tutunup continued to exceed expectations with the production of 20,428 tonnes of concentrate from 274,333 tonnes of ore mined.

PRODUCTION FIGURES March 05 Quarter		
Ore Mined	(t)	716,964
HMC Produced	(t)	57,062
Product		
- Ilmenite	(t)	29,952
- Sec Ilmenite	(t)	4,657
- Leucoxene	(t)	340
- Rutile	(t)	543
- Zircon	(t)	5,865

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

Imperial One Limited

ABN

29 002 148 361

Quarter ended ("current quarter")

31 March 2005

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A	Year to date (...9....months) $A
1.1	Receipts from product sales and related debtors	-	-
1.2	Payments for (a) exploration and evaluation	-	-
	(b) development	-	-
	(c) production	-	-
	(d) administration	(81,367)	(200,004)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	946	4028
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Other - Underwriting Fees	2,321	71451
	Net Operating Cash Flows	(78,100)	(124,525)
	Cash flows related to investing activities		
1.8	Payment for purchases of: (a)prospects	-	-
	(b)equity investments	(52,739)	(52,739)
	(c) other fixed assets	-	-
1.9	Proceeds from sale of: (a)prospects	-	-
	(b)equity investments	-	-
	(c)other fixed assets	-	-
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	52,739	52,739
1.12	Other (provide details if material)	-	-
	Net investing cash flows	-	-
1.13	Total operating and investing cash flows (carried forward)	(78,100)	(124,525)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(78,100)	(124,525)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.		
1.15	Proceeds from sale of forfeited shares		
1.16	Proceeds from borrowings		
1.17	Repayment of borrowings		
1.18	Dividends paid		
1.19	Other (provide details if material)		
	Net financing cash flows	-	-
	Net increase (decrease) in cash held	(78,100)	(124,525)
1.20	Cash at beginning of quarter/year to date	208,239	254,664
1.21	Exchange rate adjustments to item 1.20	-	-
1.22	**Cash at end of quarter**	130,139	130,139

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A
1.23	Aggregate amount of payments to the parties included in item 1.2	Nil
1.24	Aggregate amount of loans to the parties included in item 1.10	Nil

1.25 Explanation necessary for an understanding of the transactions

N/A

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Nil

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A	Amount used $A
3.1	Loan facilities	Nil	Nil
3.2	Credit standby arrangements	Nil	Nil

Estimated cash outflows for next quarter

		$A
4.1	Exploration and evaluation	Nil
4.2	Development	Nil
	Total	**Nil**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A	Previous quarter $A
5.1	Cash on hand and at bank	8,473	86,613
5.2	Deposits at call	121,666	121,626
5.3	Bank overdraft	-	-
5.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	130,139	208,239

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	-	-	-	-
6.2	Interests in mining tenements acquired or increased	-	-	-	-

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	Nil	Nil		
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions	 Nil Nil	 Nil Nil		
7.3	**+Ordinary securities**	924,196,306	924,196,306		
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	 Nil Nil	 Nil Nil		
7.5	**+Convertible debt securities** *(description)*	Nil	Nil		
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted	 Nil Nil	 Nil Nil		
7.7	**Options** *(description and conversion factor)*	 14,350,000 15,295,000	 Nil Nil	*Exercise price* *9 Cents* *1 Cent*	*Expiry date* *6 July 2005* *31 December 2006*
7.8	Issued during quarter	Nil	Nil		
7.9	Exercised during quarter	Nil	Nil		
7.10	Expired during quarter	Nil	Nil		
7.11	**Debentures** *(totals only)*	Nil	Nil		
7.12	**Unsecured notes** *(totals only)*	Nil	Nil		

+ See chapter 19 for defined terms.

Compliance statement

1. This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2. This statement does /does not* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: .... Date: 19 April 2005
(Company Secretary)

Print name: David Hughes

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3. **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4. The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

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